Exhibit 99.3

Third Quarter Results

On November 10, 2022, ArcelorMittal announced its results for the three month period ended September 30, 2022. See Exhibit 99.2 hereto.

Other Recent Developments

Legal Proceedings Update

In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST, (ii) the 341 Consolidated financial statements amortization of goodwill arising from the MTO made by ArcelorMittal (ex-Mittal Steel N.V.) to minority shareholders of Arcelor Brasil in connection with the two-step merger of Arcelor and Mittal Steel N.V. and (iii) CSL and IRPJ over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals $375 million. In October 2014, the administrative tribunal of the first instance found in favor of the Federal Revenue Service and ArcelorMittal Brasil filed its appeal in November 2014. In September 2017, the administrative tribunal of the second instance found in favor of the Federal Revenue Service. ArcelorMittal Brasil filed a motion for clarification with respect to this decision, which was denied, and thereafter filed an appeal to the administrative tribunal of the third instance. In November 2022, the third instance of the administrative court found in favor ArcelorMittal Brasil in relation to the claim regarding the goodwill amortization ($322 million). The claim related to the taxation of controlled foreign companies’ profits ($53 million) was postponed.